U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

    Burel                Marc                      H.
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   (Last)               (First)                 (Middle)

                      c/o Osteotech, Inc. 51 James Way
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                                    (Street)

  Eatontown             New Jersey              07724
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   7/3/2002
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   Osteotech, Inc. (OSTE)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

|_|   Director                             |_|   10% Owner
|X|   Officer (give title below)           |_|   Other (specify below)

Vice President, Sales and Marketing
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6. If Amendment, Date of Original (Month/Day/Year)

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7. Individual or Joint/Group Filing (Check applicable line)

   |X| Form filed by One Reporting Person

   |_| Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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
Common Stock                          30,363                       D
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

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                           2. Date Exercisable         (Instr. 4)                                          Derivative
                              and Expiration Date   ---------------------------------    4. Conver-        Security:
                              (Month/Day/Year)                             Amount           sion or        Direct      6. Nature of
                           ----------------------                          or               Exercise       (D) or         Indirect
                             Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Derivative       Exer-      tion                               of               Derivative     (I)            Ownership
   Security (Instr. 4)       cisable    Date        Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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
Employee Stock Option (1)    (3)         5/1/10     Common Stock           75,000           $7.50          D
(Right To Buy)
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Employee Stock Option (2)    (4)         12/7/10    Common Stock            6,000           $3.50          D
(Right To Buy)
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Employee Stock Option (1)    (5)        12/13/11    Common Stock            6,000           $5.48          D
(Right To Buy)
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

Explanation of Responses:

(1) Non-Qualified Stock Option granted under the Company's 1991 Stock Option Plan, as amended, and qualified under Rule 16b-3.

(2) Incentive Stock Option (ISO) granted under the Company's 1991 Stock Option Plan, as amended, and qualified under Rule 16b-3.

(3) The option became exercisable as to 18,750 shares on May 1, 2001, and becomes exercisable as to an additional 18,750 shares on May 1, 2002; an additional 18,750 shares on May 1, 2003; and as to the remaining 18,750 shares on May 1, 2004.

(4) The option became exercisable as to 1,500 shares on December 7, 2001 and becomes exercisable as to an additional 1,500 shares on December 7, 2002; 1,500 shares on December 7, 2003; and as to the remaining 1,500 shares on December 7, 2004.

(5) The option will become exercisable as to 1,500 shares on December 13, 2002 and becomes exercisable as to an additional 1,500 shares on December 13, 2003; 1,500 shares on December 13, 2004; and as to the remaining 1,500 shares on December 13, 2005.


/s/ Marc H. Burel                                                 July 24, 2002
---------------------------------------------            -----------------------
Name: Marc H. Burel                                                Date
** Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


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